SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-5813

(Check one)
|_| Form 10-K and Form 10-KSB                |X| Form 11-K
|_| Form 20-F         |_| Form 10-Q and Form 10-QSB         |_| Form N-SAR
         For period ended June 1, 1996
|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR
         For the transition period ended ____________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________
______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant: Herman Miller, Inc. Employee Ownership-Profit Sharing Plan

Former name if applicable_____________________________________________________

     Address of principal executive office (Street and Number): 855 East Main Avenue, P.O. Box 302

     City, state and zip code: Zeeland, MI  49464-0302

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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     For reasons set forth in the attached accountant's statement (Exhibit 1), the Herman Miller, Inc. Employee Ownership-Profit Sharing Plan (the "Plan") has not, at this time, been issued an unqualified opinion on the Plan's financial statements by Arthur Andersen LLP, its independent public accountants.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

   Michael G. Wooldridge           (616)               336-6000
         (Name)                  (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940

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     during  the  preceding  12  months  or for  such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no,
identify report(s).                                              |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes |X| No

    Herman Miller, Inc. Employee Ownership-Profit Sharing Plan
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 26, 1996      /s/ Brian C. Walker
                             By Brian C. Walker,  Executive  Vice  President and
                             Chief Financial Officer of Herman Miller, Inc., on
                             behalf of the Administrative Committee of the Plan

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

                                   EXHIBIT 1

As of November 22, 1996, FMB-Trust, the trustee of the Herman Miller, Inc. Employee Ownership-Profit Sharing Plan (the "Plan"), is still in the process of providing participant-directed fund detail regarding the Plan for the prior fiscal year of the Plan. Furthermore, FMB-Trust is still in the process of providing a certification on information used to prepare the Plan financial statements. Therefore, at this time, Arthur Andersen LLP, as independent public accountants for the Herman Miller, Inc. Employee Ownership-Profit Sharing Plan, is unable to complete the procedures necessary to issue an unqualified opinion on the Plan's financial statements.


/s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP